Exhibit 99.5

Forward Pharma A/S

Annual Report 2016

CVR-nr. 28865880

The Annual Report was presented

and adopted at the Annual General

Meeting of the Company on

2017

Forward Pharma A/S

Forward Pharma A/S

Management’s’ statement

The Executive and Supervisory Boards have today considered and adopted the Annual Report of Forward Pharma A/S (the “Company” or the Parent) for the financial year ended December 31, 2016.

The Annual Report is prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and additional disclosure requirements of the Danish Financial Statements Act.

It is our opinion that the Company’s financial statements give a true and fair view of the Company’s financial position as of December 31, 2016, and the results of its operations and cash flows for the year ended December 31, 2016.

Further, in our opinion, the Management’s review gives a fair review of the matters discussed in the Management’s review.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Copenhagen, 17 April 2017

Executive Board

/s/ Claus Bo Svendsen	/s/ Joel Sendek	/s/ Rupert Sandbrink
Claus Bo Svendsen	Joel Sendek	Rupert Sandbrink

Supervisory Board

/s/ Florian Schönharting	/s/ Torsten L. Goesch	/s/ Jan G J. van de Winkel
Florian Schönharting	Torsten L. Goesch	Jan G J. van de Winkel
Chairman

/s/ Grant Hellier Lawrence	/s/ Jakob Mosegaard Larsen	/s/ Duncan Moore
Grant Hellier Lawrence	Jakob Mosegaard Larsen	Duncan Moore

/s/ Karen Smith
Karen Smith

Independent auditor’s report

To the shareholders of Forward Pharma A/S

Opinion

We have audited the financial statements of Forward Pharma A/S for the financial year 1 January -31 December 2016, which comprise a Statement of Financial Position, Statement of Profit or Loss, statement of Other Comprehensive Loss, Statement of Changes in Shareholders’ Equity, Statement of Cash Flow and notes, including accounting policies. The financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional disclosure requirements of the Danish Financial Statements Act.

In our opinion, the financial statements give a true and fair view of the financial position of the Company of the Company at 31 December 2016 and of the results of the Company’s operations and cash flows for the financial year 1 January – 31 December 2106 in accordance with International Financial Reporting Standards as adopted by the EU and additional disclosure requirements of the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and additional requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these rules and requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statement on the Management’s review

Management is responsible for the Management’s review.

Our opinion on the financial statements does not cover the Management’s review, and we do not express any assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management’s review and, in doing so, consider whether the Management’s review is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the Management’s review provides the information required under the Danish Financial Statements Act.

Based on our procedures, we conclude that the Management’s review is in accordance with the financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatements of the Management’s review.

Management’s responsibilities for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional disclosure requirements of the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditor’s report

In preparing the financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit conducted in accordance with ISAs and additional requirements applicable in Denmark, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•                  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•                  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•                  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•                  Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusion is based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•                  Evaluate the overall presentation, structure and contents of the financial statements, including the note disclosures, and whether the financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

Independent auditor’s report

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Copenhagen, 17 April 2017

ERNST & YOUNG

Godkendt Revisionspartnerselskab

CVR no. 30 70 02 28

/s/ Claus Kronbak
Claus Kronbak
State Authorised
Public Accountant

Management’s review

Historically, the objective of Company was to develop and commercialize innovative pharmaceutical products for the treatment of immune related diseases such as multiple sclerosis (“MS”). As discussed elsewhere herein, subsequent to December 31, 2016, the Company entered into a Licensing and Settlement Agreement (the “License Agreement”) with two wholly owned subsidiaries of Biogen, Inc. (collectively “Biogen”). The Licensing Agreement will have a significant effect on the future operations of the Company. See Notes to the financial statements.

This Annual Report includes only parent company financials. Forward Pharma A/S is referred to herein as the “Company” or “Parent”. Forward Pharma A/S and its subsidiaries are collectively referred to herein as the “Group.” Amounts reported herein are stated in United States Dollars (“USD”) unless otherwise stated. The Company is required to file Group consolidated financial statements with the US Securities and Exchange Commission that are included in the Company’s Form 20-F but are not part of this Annual Report.

The financial statements for the year 2016 show an operating loss of $40.3 million compared to $23.3 million in 2015. The increased operating loss in 2016 was the result of higher operating expenses primarily research and development costs. For the year ended December 31, 2016, the net loss before tax was $9.4 million compared to $51.4. million in 2015. The reduction in net loss before tax in 2016 was primarily the result of the reversal of the previously recognized impairment loss of the Company’s investment in Forward Pharma GmbH. Further, in 2016 the Company recorded an income tax benefit of $11.4 million resulting from a change in estimate of the recoverability of deferred tax assets. Based on the factors discussed herein. The Company’s net income for the year ended December 31, 2016 was $2.0 million compared to a net loss of $51.1 million in 2015.

As many of the development activities have been carried out through the wholly owned subsidiary in Germany the investment in the subsidiary is a major part of the financial statements of this year.

Developments during the year

As of December 31, 2016 the Company held cash, cash equivalents and available-for-sale investments of approximately 136.9 million USD and accordingly we have the ability to fund our operations beyond the next twelve months. The Company has been developing FP187, a proprietary formulation of dimethyl fumarate (“DMF”) for the treatment of several inflammatory and neurological indications, including MS. Since our founding in 2005, we have worked to advance unique formulations and dosing regimens of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders, including MS. During 2016 we continued our research and development efforts to advance FP187 by conducting additional preclinical and clinical studies. We also continued our focus to strengthen our intellectual property as several additional patent claims were submitted to support FP187 in the United States and Europe. As discussed below, subsequent to December 31, 2016 there were events that occurred that will materially affect the Company’s operations in the future.

Subsequent events

As discussed in more details in the notes to the financial statements, subsequent to December 31, 2016, the Company entered into the License Agreement, executed an addendum to the patent transfer agreement with Aditech Pharma AG and executed a termination agreement with Forward Pharma GmbH. In March 2017, the Company announced that it will be finishing research and development projects that were underway at December 31, 2016 awaiting the outcome of patent claims and disputes in the United States and Europe.  In addition, on March 31, 2017 the Unites States Patent Trial and Appeals Board issued a decision on a patent matter between the Company and Biogen that was in favor of Biogen. The Company intends to appeal the decision. See Note 5.3 to the financial statements.

Statement of Financial Position

as of December 31, 2016 and 2015

		December 31,
	Notes	2016	2015
		USD ‘000	USD ‘000
Assets
Equipment	3.3	248	—
Available-for-sale financial assets	4.3	—	82,746
Deferred tax, net	2.3	13,708	—
Investment in subsidiaries	4.4	47,360	9,146
Total non-current assets		61,316	91,892
Prepayments		521	612
Income tax receivable	2.3	—	158
Other receivables	3.2	368	552
Intercompany receivables		113	675
Available-for-sale financial assets	4.3	80,825	41,637
Cash and cash equivalents		56,060	44,407
Total current assets		137,887	88,041
Total assets		199,203	179,933

		December 31,
	Notes	2016	2015
		USD ‘000	USD ‘000
Equity and Liabilities
Share capital	4.1	818	814
Share premium		339,938	339,828
Other components of equity:
Foreign currency translation reserve		(42,126)	(35,715)
Fair value adjustment available-for-sale financial assets		218	102
Accumulated deficit		(109,191)	(128,334)
Equity attributable to shareholders of the Parent		189,657	176,695
Total equity		189,657	176,695
Trade payables and accrued expenses	3.4	5,921	3,238
Income tax payable	2.3	201	—
Intercompany loan	4.3	3,424	—
Current liabilities		9,546	3,238
Total liabilities		9,546	3,238
Total equity and liabilities		199,203	179,933

See accompanying notes to these financial statements

Statement of Profit or Loss

for the years ended December 31, 2016 and 2015

	Notes	2016	2015
		USD ‘000	USD ‘000
Other operating income		133	177
Research and development costs	2.1, 2.2	(27,315)	(13,983)
General and administrative costs	2.1, 2.2, 5.1	(13,126)	(9,504)
Operating loss		(40,308)	(23,310)
Exchange rate gain, net		814	11,978
Recovery gain (impairment loss) of investment in subsidiaries	4.4	29,808	(40,375)
Interest income		389	438
Other finance costs		(87)	(132)
Net loss before tax		(9,384)	(51,401)
Income tax benefit	2.3	11,416	336
Net income (loss) for the year		2,032	(51,065)
Net income (loss) for the year attributable to:
Equity holders of the Parent		2,032	(51,065)

See accompanying notes to these financial statements

Statement of Other Comprehensive Loss

for the years ended December 31, 2016 and 2015

	Notes	2016	2015
		USD ‘000	USD ‘000
Net income (loss) for the year		2,032	(51,065)
Other comprehensive loss
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	4.3	116	340
Exchange differences on translation of foreign operations		(6,411)	(24,291)
Net other comprehensive loss to be reclassified to profit or loss in subsequent periods		(6,295)	(23,951)
Other comprehensive loss		(6,295)	(23,951)
Total comprehensive loss		(4,263)	(75,016)
Attributable to:
Equity holders of the Parent		(4,263)	(75,016)

See accompanying notes to these financial statements

Statement of Changes in Shareholders’ Equity

for the years ended December 31, 2016 and 2015

	Notes	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available-for- sale financial assets	Accumulated deficit	Total equity
		USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000

At January 1, 2015		809	339,678	(11,424)	(238)	(90,808)	238,017
Net loss for the year		—	—	—	—	(51,065)	(51,065)
Other comprehensive income (loss)		—	—	(24,291)	340	—	(23,951)
Total comprehensive income (loss)		—	—	(24,291)	340	(51,065)	(75,016)
Issuance of deferred shares	4.1	2	—	—	—	—	2
Exercise of warrants	4.1	3	150	—	—	—	153
Share-based payment costs	2.2	—	—	—	—	13,539	13,539
Transactions with owners		5	150	—	—	13,539	13,694
At December 31, 2015		814	339,828	(35,715)	102	(128,334)	176,695

At January 1, 2016		814	339,828	(35,715)	102	(128,334)	176,695
Net income for the year		—	—	—	—	2,032	2,032
Other comprehensive income (loss)		—	—	(6,411)	116	—	(6,295)
Total comprehensive income (loss)		—	—	(6,411)	116	2,032	(4,263)
Issuance of deferred shares	4.1	2	—	—	—	—	2
Exercise of warrants	4.1	2	110	—	—	—	112
Share-based payment costs	2.2	—	—	—	—	14,288	14,288
Tax benefit from share-based payment costs		—	—	—	—	2,823	2,823
Transactions with owners		4	110	—	—	17,111	17,225
At December 31, 2016		818	339,938	(42,126)	218	(109,191)	189,657

See accompanying notes to these financial statements

Statement of Cash Flows

for the years ended December 31, 2016 and 2015

	Notes	2016	2015
		USD ‘000	USD ‘000
Operating activities:
Net loss before tax		(9,384)	(51,401)
Adjustments to reconcile loss before tax to net cash flow:
Other finance costs including foreign exchange rate gain (loss)		(1,203)	(12,416)
Share-based payment costs	2.2	9,665	6,598
(Recovery gain) impairment loss of investment in subsidiaries		(29,808)	40,375
Cash inflow interest		1,006	1,452
Cash inflow taxes		291	466
(Increase) decrease in other receivables and prepayments		702	(379)
Increase in trade and other payables		6,227	1,197
Net cash flows used in operating activities		(22,504)	(14,108)

Investing activities:
Investment in subsidiary	4.4	(5,538)	(28,119)
Proceeds from the maturity of available-for-sale financial assets		41,201	43,412
Net cash flows provided by investing activities		35,663	15,293

Financing activities:
Shares issued for cash	4.1	114	155
Net cash flows from financing activities		114	155
Net increase in cash and cash equivalents		13,273	1,340
Net foreign exchange differences		(1,620)	(976)
Cash and cash equivalents at January 1		44,407	44,043
Cash and cash equivalents at December 31		56,060	44,407

See accompanying notes to these financial statements

Notes to Financial Statements

Corporate Information

Forward Pharma A/S, (the “Company” or the “Parent”), is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The financial statements included herein are those of the Company. The Company’s wholly-owned Danish, German and United States of America subsidiaries Forward Pharma FA ApS, Forward Pharma GmbH and Forward Pharma USA, LLC, respectively, are reflected in the accompanying parent company financial statements as an investment carried at cost unless the investment has been impaired. The Company’s Board of Directors authorized the issuance of the parent financial statements included herein on April 17, 2017.

As discussed in more detail below, the Company entered into a Settlement and License Agreement (the “License Agreement”) with two wholly owned subsidiaries of Biogen, Inc. (collectively “Biogen”). Prior to entering into the License Agreement, the Company was actively developing FP187, a proprietary formulation of dimethyl fumarate (“DMF”), for the treatment of multiple sclerosis (“MS”) patients. The Licensing Agreement provides Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the Company’s intellectual property. As a result of entering into the License Agreement, the future development and sale by the Company of FP187 or another DMF-containing formulation (collectively “DMF Formulation”) is uncertain at this time and will be determined based on the outcome of matters discussed further below. Under certain conditions, the Company may decide to reinitiate the development of FP187, or initiate the development of another DMF formulation; currently, development of a DMF Formulation for the United States market will be limited to finishing the research and development work that was in process prior to the effective date of the License Agreement.

The Company announced on March 1, 2017 plans to finish its remaining research and development efforts and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017.

Settlement and License Agreement

On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the Company’s intellectual property, effective as of February 9, 2017. Biogen also is required, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any required waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, (“HSR Act”), to obtain an exclusive license to the Company’s intellectual property in the United States.

In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion (“Non-refundable Fee”) in February 2017, and could be obligated to pay the Company royalties in the future subject to the outcome of certain matters discussed below.

On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board (“PTAB”) declared Patent Interference No. 106,023 (“Interference Proceeding”) between the Company’s United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514 held by a subsidiary of Biogen, Inc. The License Agreement does not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company’s European patent EP2801355 (“Opposition Proceeding”). The Company and Biogen intend to permit the PTAB and the United States Court of Appeals for the Federal Circuit (“Federal Circuit”), as applicable, and the European Patent Office (“EPO”) and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them. If the Company is successful in the Interference Proceeding and/or the Opposition Proceeding, it will be eligible to receive royalties starting as early as 2021 based on Biogen’s net sales of DMF-containing products indicated for treating MS as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement.

If the Company is successful in the Interference Proceeding (i.e., the Company obtains, as a result of the Interference Proceeding and any appeals therefrom to the Federal Circuit (including en banc review), a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), and if Biogen obtains an exclusive license in the United

States, the Company may be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on Biogen’s net sales in the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If Biogen obtains an exclusive license in the United States, the Company would likely permanently discontinue development of a DMF Formulation.

If the Company is successful in the Interference Proceeding, but certain conditions are not met in the United States, including if restraints are placed on Biogen as a result of the process under the HSR Act, and if Biogen does not obtain an exclusive license, the Company could reinitiate the development of a DMF Formulation for sale in the United States under a co-exclusive license with Biogen, which the Company may assign, on one occasion only, to a single third party. Under the co-exclusive license, the Company would be eligible beginning on January 1, 2023 to collect royalties of 1% on Biogen’s net sales in the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen’s net sales in the United States. Moreover, if Biogen prevails in the Interference Proceeding and inter partes review (“IPR”), after any appeals to the Federal Circuit, the Company may be prevented from commercializing FP187 for MS in the United States at 480 mg per day dose. Were this to occur, the Company would review opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the Licensing Agreement. If the Company is unable to commercialize FP187 or any other product for sale in the United States, the Company would be unable to generate any revenue from such a product.

If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), it would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen’s net sales outside the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen’s net sales outside the United States.

On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled the claims of Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. The Company intends to appeal the decision to the Federal Circuit,

The receipt of the Non-refundable Fee triggered a $25 million obligation payable to Aditech Pharma AG in accordance with the patent transfer agreement and addendum to the patent transfer agreement between the Company and Aditech Pharma AG. See Note 5.2. In addition, Management concluded that at December 31, 2016 it was probable the Company would have taxable profit in 2017 thereby enabling the Company to recognize certain deferred tax assets that historically did not meet the criteria for recognition. See Note 2.3.

Public listing of American Depositary Shares

During the fourth quarter of 2014 the Company completed the initial public offering (“IPO”) of American Depositary Shares (“ADS”) representing ordinary shares of the Company in the United States and issued 11.2 million ADSs at a price per ADS of $21.00 to investors. The IPO proceeds totaled approximately $235 million before deducting the underwriters’ commission and other direct and incremental costs associated with the IPO. Each ADS represents one ordinary share with a per share nominal value of 0.10 Danish Kroner (“DKK”). Each ordinary share is entitled to one vote.

Section 1 Basis of Presentation

1.1 Accounting policies

Basis of preparation

The accompanying financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted in the European Union and include disclosures required for Danish Class B entities. These parent financial statements are those of the Company only and therefore the Company’s wholly-owned subsidiaries are reflected herein as investments. As the result of the Company’s size, it is exempt from preparing consolidated financial statements under Danish accounting legislation.

The financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets that have been measured at fair value through other comprehensive income. The financial statements are presented in U.S. Dollars (“USD”) and all values are rounded to the nearest thousand (USD’000), except when otherwise indicated.

Foreign Currencies

The Company’s financial statements are presented in USD which is not the functional currency of the Company. The Company has elected USD as the presentation currency due to the fact that the Company has listed ADSs on the Nasdaq Global Select Exchange, or NASDAQ, in the United States, under the ticker symbol “FWP.”

In the translation to the presentation currency assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are translated into USD at the average exchange rates for the year. Exchange differences arising from such translation are recognized directly in other comprehensive loss and presented in a separate reserve in equity.

The Company’s functional currency is the DKK. Transactions in foreign currencies are initially recorded by the Company in DKK using the spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at each reporting date. Differences arising on settlement or translation of monetary items denominated in foreign currency are recognized in the statement of profit or loss within “Exchange rate gain (loss).” Included in the exchange rate gain, net within the Statement of Profit and Loss for each of the years ended December 31, 2016 and 2015 are exchange rate losses of $1.6 million and $1.4 million respectively.

Share-based Compensation

Employees, board members and consultants (who provide services similar to employees) of the Company receive remuneration in the form of equity settled awards whereby services are rendered as consideration for equity awards (warrants, deferred shares or share options). The fair value of these equity-settled awards is determined at the date of grant resulting in a fixed fair value at grant date that is not adjusted for future changes in the fair value of the equity awards that may occur over the service period.  Fair value of warrants and options is determined using the Black Scholes model while fair value of deferred shares is determined as fair value of the underlying shares less present value of expected dividend.

Non-employee consultants of the Company have received equity settled awards in the form of share options as remuneration for services. The fair value of these equity-settled awards is measured at the time services are rendered using the Black Scholes model. Under this method, the fair value is determined each quarter over the service period until the award vests.

The Company has never granted cash settled awards.

The cost of share-based payments for awards granted to Company employees, board members and consultants is recognized as an expense together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled. In the event that equity instruments are granted conditionally upon an equal number of equity instruments granted in prior periods not being exercised, they are treated as a new grant for the current period and a modification of the equity instruments granted in the prior period. For equity instruments that are modified or replaced, in addition to recognizing any unamortized prior costs, the incremental value, if any, that results from the modification is recognized as an expense over the period in which performance and/or service conditions are fulfilled or immediately if there are no performance and/or service conditions to be fulfilled.

The fair value of equity-settled awards is reported as compensation expense pro rata over the service period to the extent such awards are estimated to vest. No cost is recognized for awards that do not ultimately vest.

The cost of share-based compensation for employees and consultants of the German and US subsidiaries are recognized as an increase in the carrying value of the Company’s investment in subsidiary with a corresponding increase in equity.

Employee benefits

Employee benefits are primarily made up of salaries and share-based payments. These costs are recognized as expenses as services are delivered. Average number of employees of the Company for each of the years ended December 31, 2016 and 2015 were 5 and 4 respectively.

Classification of Operating Expenses in the Statement of Profit or Loss

Research and development costs

Research and development costs primarily comprise salary and related expenses, including share-based payment expense, license, patent and other intellectual property-related costs incurred in connection with patent claims and other intellectual property rights conducted by patent registry offices (for example the United States Patent and Trademark Office (“USPTO”), the EPO or other country-specific patent registry offices), manufacturing costs of pre-commercial product used in research, clinical costs, and depreciation of equipment, to the extent that such costs are related to the Company’s research and development activities.

If expenses incurred are associated with the Company’s intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (excluding activities and proceedings conducted within the USPTO, EPO or other country-specific patent registry offices) (“Court Expenses”) they are classified within general and administrative expenses. Court Expenses incurred for the years ended December 31, 2016 and 2015 totaled $315,000 and $602,000 respectively.

Capitalized patent and development costs

The Company’s research and development activities have concentrated on the development of unique formulations of DMF for the treatment of immune disorders and include all patent office-related activities regarding the Company’s patent estate development (e.g., interference proceedings, oppositions and new patent developments). For all periods presented herein, the Company did not capitalize patent costs or FP187 development costs and consequently expensed such costs as incurred given the inherent uncertainty in drug development and commercialization.

General and administrative costs

General and administrative costs relate to the administration of the Company and comprise salaries and related expenses, including share-based payment expense, investor relations, other costs associated with our public listing of ADSs in the United States and depreciation of equipment, to the extent such expenses are related to the Company’s administrative functions as well as Court Expenses.

Income Taxes

Current income tax

Tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities within one year from the date of the statement of financial position. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation or “uncertainty” and establishes provisions where appropriate. To date, there have been no provisions established for uncertain tax positions.

Deferred tax

Deferred tax is provided based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, unused tax credits and unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities of the same tax jurisdiction are offset if a legally enforceable right exists to set off.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Based on the re-assessment performed at December 31, 2016, the Company recognized certain previously unrecognized deferred tax assets to the extent recovery was probable. In reaching this conclusion, Management considered the probability of future taxable profits considering the Licensing Agreement. See Note 2.3.

Deferred tax relating to items recognized outside the profit or loss is recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

During the period from January 19, 2013 to December 31, 2015, the Company was subject to a Danish joint taxation group with Tech Growth Invest ApS (see Notes 2.3 and 5.2) and entities under Tech Growth Invest ApS’s control (collectively “Tech Growth”). Under the joint taxation group, the Company received a refund equal to the tax benefit realized by Tech Growth from Tech Growth’s utilization of the Company’s tax losses at the applicable corporate tax rate to the extent that the tax losses reduced the taxable income of Tech Growth. An entity that was part of Tech Growth experienced a change in ownership on December 31, 2015. As a result of the change in ownership, the year ended December 31, 2015 was the final year in which the Company received a refund equal to the tax benefit realized by Tech Growth from Tech Growth’s utilization of the Company’s tax losses. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS.

Equipment

Equipment, which includes computers, office equipment, furniture and manufacturing equipment, is stated at cost, net of accumulated depreciation. Manufacturing equipment is owned by the Company and placed in service for the use of Company vendors who provide contract manufacturing services to the Company. There have been no impairment losses recognized by the Company since the inception of the Company.

Depreciation is calculated on a straight-line basis over the expected useful lives of the underlying assets of two to eight years. The residual values of equipment are not material.

The useful life of and method of depreciation of equipment are reviewed by management at least each year end or more often based on changes in facts or circumstances that may result and are adjusted prospectively as changes in accounting estimates. For all periods presented herein, changes in accounting estimates for equipment were immaterial.

Investment in subsidiaries

Investments in subsidiaries are carried at cost less impairment. Impairment testing is performed if there is an indication that the Company’s investment in a subsidiary is not recoverable such as situations where the subsidiary is experiencing recurring losses and profitability is not anticipated or the Company’s investment exceeds the net book value of assets in the subsidiary. If an investment in subsidiary is deemed to be impaired, the carrying value of the investment in subsidiary is written down to the estimated recoverable amount. For investments that have been impaired, Management will reassess recoverability at each subsequent period end and reverse prior impairment loss to the extent that the estimated recoverable amount exceeds the carrying amount, but only to the extent that the recoverable amount does not exceed the original cost. See Note 4.4.

Financial Assets.

Initial recognition and measurement

Financial assets that meet certain criteria are classified at initial recognition as either financial assets at fair value through profit or loss, available-for-sale financial assets held to maturity, investments or receivables. The Company’s financial assets include cash, cash equivalents, other receivables and available-for-sale financial assets. The Company does not hold assets that have been classified at fair value through profit or loss or held to maturity. Generally, the Company’s financial assets are available to support current operations; however, amounts expected to be realized within the next twelve months are classified within the statement of financial position as current assets. Certain available-for-sale financial assets have historically been classified within the statement of financial position as non-current assets as management had no intention or business reason to dispose of these financial assets before their maturities which were in excess of twelve months. The Company has no derivative financial assets nor has there been a change in classification of a financial asset after initial recognition and measurements as discussed herein. Financial assets are not acquired for trading or speculative purposes and available-for-sale financial assets are expected to be held until maturity.

The Company’s financial assets are recognized initially at fair value plus, in the case of financial assets not carried at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset, if any.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification. After initial measurement, loans and receivables are measured at amortized cost using the effective interest rate method. Historically the Company’s receivables are due within a short period of time and therefore the impact of using the effective interest rate method on the Company’s financial statements has been immaterial. The Company has no loans. This category also applies to cash and cash equivalents that comprise cash at banks available on demand.

Available-for-sale financial assets include government issued debt instruments. After initial recognition, they are carried at fair value with changes in fair value from period to period recognized in other comprehensive income. Interest earned from available-for-sale financial assets is reported as interest income using the effective interest rate method.

Financial asset impairment

The Company assesses at the end of each reporting period whether there has been objective evidence that a financial asset or group of financial assets may be impaired. Impairment losses are incurred if there is objective evidence of impairment and the evidence indicates that estimated future cash flows will be negatively impacted. For financial assets held at amortized costs, the amount of loss to be recognized in the financial statements is measured as the difference between the carrying value of the financial asset and the present value of the expected cash flows of the financial asset using the original effective interest rate. For each of the years ended December 31, 2016 and 2015, the Company did not experience an impairment of a financial asset. For impaired available-for-sale financial assets, the amount of loss to be recognized is measured as the difference between the carrying value of the available-for-sale financial asset and its fair value.

Financial Liabilities

The Company’s financial liabilities include trade payables related to the Company’s purchase of products and services from various vendors in the normal course of business. The Company’s trade payables include payment terms that generally do not exceed 30 days. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method in the event a vendor has provided extended payment terms to the Company. Historically none of the Company’s vendors have provided extended payment terms and therefore the application of the effective interest method did not impact the Company’s financial statements.

Other Receivables

Other receivables primarily comprise value added tax (“VAT”) receivables and accrued interest income on available-for-sale financial assets. Other receivables that are not financial assets are recognized and measured at cost less impairment losses, if any. There have been no impairment losses in the financial periods presented. For more information on other receivables see Note 3.2.

Intercompany Receivables and Loans

Intercompany receivables are measured at cost less any impairment losses. Intercompany loans are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks available on demand.

Statement of Cash Flow

The statement of cash flows is presented using the indirect method. The statement of cash flows shows cash flows used in operating activities, cash flows used in investing activities, cash flows from financing activities, and the Company’s cash and cash equivalents at the beginning and end of the year.

Cash flows used in operating activities primarily comprise the net loss for the year adjusted for non-cash items, such as share-based compensation expense, depreciation expense and foreign exchange gains and losses as well as changes in working capital.

Cash flows used in investing activities are comprised primarily of payments relating to equipment purchases and the investment in or maturity of available-for-sale financial assets.

Cash flows from financing activities includes the proceeds from share issuances.

Other Operating Income

Other operating income consists of management fees from the German subsidiary. Management fees are recognized on an accrual basis. There are no management fees due from our United States or Danish subsidiaries.

1.2 Significant Accounting Judgements, Estimates and Assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities, as well as the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments made in applying accounting policies

In the process of applying the Company’s accounting policies, management has made the following judgments that have the most significant effect on the amounts recognized in the financial statements. Refer to the Note(s) for more details:

Research and development costs not eligible for capitalization	Note 1.1
Deferred tax assets	Note 2.3
Investment in subsidiary	Note 4.4

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are listed below. The Company based its assumptions and estimates on information available when the financial statements were prepared.

Management has determined that the following items are subject to a high degree of estimation uncertainty and are significant to the financial statements:

Valuation of share-based payment	Note 2.2
Deferred tax assets	Note 2.3
Investment in subsidiary	Note 4.4

1.3 New and Amendments to Accounting Standards

Standards effective in 2016:

New standards and amendments to standards and interpretations (collectively “Amendments”) were issued by the IASB that became effective during 2016 or subsequent to December 31, 2016. None of the Amendments effective during 2016 had an effect on the Company’s financial statements.

Standards issued but not yet effective:

The future adoption of the Amendments that become effective on or after January 1, 2017 are currently not expected to have a material effect on the Company’s financial statements; however, as discussed below, the future adoption of IFRS 9 Financial Instruments (“IFRS 9”), IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and/or IFRS 16 Leases (“IFRS 16”) could have a material effect on the Company’s financial statements. Management’s current expectation is that Amendments will be adopted by the Company when mandated; however, Management is evaluating whether to adopt IFRS 15 on January 1, 2017.

IFRS 9: This standard addresses the accounting for financial assets and liabilities including their classification and measurement, impairment and hedge accounting. The Company does not anticipate adopting IFRS 9 before the mandatory effective date of January 1, 2018. The impact on the Company’s financial statements of the future adoption of IFRS 9 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. The only financial instruments held by the Company at December 31, 2016 that would be affected by IFRS 9 are the available-for-sale financial assets that are currently measured each reporting period at fair value through other comprehensive income. Management’s preliminarily position is that the available-for-sale financial assets held at December 31, 2016 would meet the definition under IFRS 9 to be accounted for under the amortized cost category. In reaching this preliminary position, management considered the Company’s historic investment activity, current investment policies and intent to not sell the available-for-sale financial assets prior to maturity and believes that the appropriate business model assessment would result in the conclusion that the Company’s financial assets are held to collect contractual cash flows. The effect of using amortized cost to account for the Company’s available-for-sale financial assets at December 31, 2016 would eliminate the need to carry such assets at fair value resulting in a reversal of cumulative fair value beneficial adjustment of the available-for-sale assets with a corresponding reduction in other components of equity of $218,000. In addition, the benefit reflected in the statement of comprehensive loss for the year ended December 31, 2016 from the change in fair value of the available-for-sale financial assets would be eliminated. The future adoption of IFRS 9 is not expected to have an effect on the Company’s reported net loss or cash flows.

IFRS 15: This standard addresses the accounting and disclosure requirements for revenue contracts with customers. The effective date is January 1, 2018. There will be no impact on the Company’s financial statements presented herein upon the future adoption of IFRS 15 as the Company has no revenue from customers. Management is in the process of evaluating the effect the License Agreement will have on the Company’s financial statements in the future, including the effects of adopting IFRS 15. Until the evaluation is completed, an estimate of the future effect the License Agreement will have on the Company’s financial statements cannot be made.

IFRS 16: This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. The impact on the Company’s financial statements from the future adoption of IFRS 16 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. As of December 31, 2016, the Company only has leases with terms of less than twelve months and therefore had the adoption of IFRS 16 occurred at

December 31, 2016 the effect on the Company’s financial statements would be immaterial. Management’s current expectation is that IFRS 16 will be adopted by the Company when mandated.

Section 2 Results for the Year

2.1 Staff Costs

The Company’s staff costs, that are expensed as incurred, for each of the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	USD ‘000	USD ‘000
Wages and salaries	981	670
Social taxes and benefits	107	1
Share-based payment (Note 2.2)	9,665	6,598
Total	10,753	7,269

Staff costs are included in the statement of profit or loss as follows:

	2016	2015
	USD ‘000	USD ‘000
Research and development costs	7,121	4,272
General and administrative costs	3,632	2,997
Total	10,753	7,269

Key management consists of the Company’s Chief Executive Officer and Chief Financial Officer (“CFO”). The Company’s CFO is compensated by Forward Pharma USA, LLC. Although the CFO is not directly compensated by the Company, and therefore excluded from the above table, the table below includes the compensation of the CFO.

	2016	2015
	USD ‘000	USD ‘000
Compensation to the Company’s key management
Short-term employee benefits	670	718
Share-based compensation (Note 2.2)	3,290	5,500
Total compensation paid to key management personnel	3,960	6,218

2.2 Share-based Compensation

The Company has entered into various share-based payment arrangements through the granting of equity awards in the form of warrants, options or deferred shares (collectively “equity awards”) to employees, consultants (who provide services similar to employees), non-employee consultants and members of the board of directors. Equity awards have been granted under either the Company’s 2014 Omnibus Equity Incentive Compensation Plan (the “Equity Plan”) or outside the Equity Plan. Outstanding warrants and options have exercise prices stated in DKK or USD. Options and warrants that have exercise prices in DKK have been translated to USD.

The terms of the Equity Plan provide for the board of directors, or a committee appointed by the board of directors, to grant equity awards (as defined below) to employees, consultants and directors of the Company or its subsidiaries. At the inception of the Equity Plan there were 3.1 million ordinary shares available for grant under the Equity Plan. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the board of directors. The Equity Plan contains anti-dilution provisions in the event of a stock split or similar corporate transaction. As of December 31, 2016, 1.2 million shares were available for future grant under the Equity Plan.

During the year ended December 31, 2016, 664,000 stock options were granted to certain employees and board members. The option exercise prices per share range from $12.75 to $21.95. Vesting terms are pro rata over either a three or four year term, however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock options expire six years from the date of grant. At the date of grant, the aggregate fair value of options granted in 2016 totaled $8.2 million.

In June 2016, 89,000 warrants (“June 2016 Warrants”) were granted to a consultant. The June 2016 Warrants replaced an equal number of expiring warrants. The exercise price of the June 2016 Warrants is the same as the expiring warrants, or $0.56. The June 2016 Warrants were fully vested upon grant and expire on July 1, 2018. For financial reporting purposes, the June 2016 Warrants were accounted for as a modification of the expiring warrants to extend the expiration date. The financial statement impact of the modification of the June 2016 Warrants was not material.

During May 2016, 130,000 warrants were exercised yielding proceeds to the Company of $112,000. The fair value of an ordinary share of the Company on the date of exercise was $18.60.

During October 2016, the Company entered into a four year consulting agreement with a member of the board of directors. The consulting agreement provides for the granting of 13,000 deferred shares as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. At the date of grant, the aggregate fair value of the deferred shares totaled $275,000.

During the year ended December 31, 2015, 706,000 stock options were granted to certain employees, board members and consultants (who provide services similar to employees) and 500,000 stock options were granted to non-employee consultants. The options granted to the non-employee consultants are discussed in more detail below. The option exercise prices per share, excluding the 500,000 options awarded to the non-employee consultants, range from $20.90 to $36.85. Vesting terms are pro rata over either a three or four year term, however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock option expiration dates vary with the latest expiration date being six years from the date of grant. At the date of grant, the aggregate fair value of options granted in 2015, excluding the fair value of the options granted to the non-employee consultants, totaled $10.2 million.

As discussed above, during the year ended December 31, 2015 a total of 500,000 options were granted to non-employee consultants of the Company (“Consultant Options”). 250,000 Consultant Options have an exercise price of $28.26 and the balance have an exercise price of $141.30. The Consultant Options expire on May 15, 2020 and vesting is over five years; however, the Consultant Options can only be exercised during the period from April 2, 2020 to May 15, 2020. Vesting and exercise are accelerated in the event there is a change in control as defined in the option award agreements. The Company’s board of directors holds a unilateral right to terminate the Consultant Options for any reason at any time prior to vesting. The fair value of the Consultant Options is measured using the Black Scholes model with inputs not materially different from those discussed below. The fair value of the Consultant Options is determined as services are rendered. As of December 31, 2016, 100,000 of the Consultant Options have vested including 50,000 with an exercise price of $28.26. The fair value of the Consultant Options was computed using the Black Scholes method and not based on the value of the services received. In reaching the decision to use the value of the Consultant Options and not the value of the services, management considered the variability in the nature, timing and extent of services to be provided by the non-employee consultants that will be significantly affected by actions taken by parties who are not under the control of the Company. Accordingly, the value and timing of the services to be received over the service period cannot be estimated reliably and therefore the value of the Consultant Options was deemed to be a more accurate measure of the consideration paid to the non-employee consultants for services rendered. The weighted average fair value per Consultant Option applied for recognition of an expense during each of the years ended December 31, 2016 and 2015 was $6.04 and $11.88 respectively. The total expense recognized during each of the years ended December 31, 2016 and 2015 was $892,000 and $2.0 million respectively. There were no Consultant Options outstanding prior to 2015.

In order to provide employees, including the Chief Executive Officer, consultants and a board member of the Company and its subsidiaries with the ability to forgo exercising warrants or share options that were set to expire on or before January 1, 2016 (“Expiring Awards”), (i) the board of directors, during the year ended December 31, 2015, approved the granting of 1,365,000 share options or warrants (“Replacement Awards”) to replace 1,405,000 Expiring Awards (1,316,000 Expiring Awards expired prior to December 31, 2015 and 89,000 expired on January 1, 2016) and (ii) the Company’s shareholders, at the ordinary general meeting in April 2015, approved the extension of the period during which holders may exercise 334,000 Expiring Awards (“Extended Awards”). Further, in order to incentivize holders of Expiring Awards to remain engaged with the Company, the board of directors, during the year ended December 31, 2015, approved the granting of additional share options or warrants to holders of Expiring Awards to subscribe for an aggregate of 362,000 ordinary shares (“Additional Awards”). The Replacement Awards have substantially similar terms as the Expiring Awards, except the expiration dates were extended to various dates, the latest being March 2021. The expiration date for 167,000 of the Extended Awards was extended to June 2018, while the expiration date for the balance of the Extended Awards was extended to November 2018. If individual holders exercise their Expiring Awards, then the Replacement Awards and the Additional Awards held by such holders provide for immediate expiration and cancellation of such Replacement Awards and the Additional Awards for no compensation. Replacement Awards have the same exercise price as Expiring Awards ranging from $0.56 to $1.19 per share (based on the December 31, 2016 DKK to USD exchange rate). Replacement Awards are fully vested on the date of grant while Additional Awards vest over a period of three years. Replacement Awards and Additional Awards (except for 85,000 Replacement Awards) cannot be exercised prior to March 2018; however, Replacement Awards and Additional Awards vest and can be exercised immediately in the event there is a change in control, as defined in the award agreements. The aggregate fair value of Replacement Awards and Additional Awards at the date of grant totaled $6.8 million. The financial statement impact of the Extended Awards was not material.

A total of 55,000 deferred shares were granted during 2015 including 5,000 to an employee and 25,000 to each of two consultants. The employee’s deferred shares vested in July 2016 and the consultants’ deferred shares vest in equal increments annually over a four year period. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. At the date of grant, the aggregate fair value of the deferred shares granted in 2015 totaled $1.4 million. On May 6, 2016, one of the consultants was elected to the Company’s board of directors. See Note 5.1.

During the year ended December 31, 2015, 216,000 warrants were exercised yielding proceeds to the Company of $153,000. The weighted average fair value of an ordinary share of the Company on the dates of exercise was $33.79.

The table below summarizes the activity for each of the years ended December 31, 2016 and 2015 for equity awards in the form of options and warrants and the weighted average exercise price (“WAEP”):

	Share Options and Warrants:
	Key Management Personnel	Employees and Consultants	Non- Employee Consultants	Total Awards	WAEP
	No. ‘000	No. ‘000	No. ‘000	No. ‘000
Outstanding at January 1, 2015	1,058	1,796	—	2,854	$5.03
Granted	178	528	500	1,206	$51.62
Expiring Awards	(333)	(983)	—	(1,316)	$0.98
Replacement Awards	423	942	—	1,365	$0.96
Additional Awards	147	215	—	362	$30.13
Exercised	—	(216)	—	(216)	$0.70
Outstanding at December 31, 2015	1,473	2,282	500	4,255	$20.39
Granted	178	575	—	753	$15.00
Expiring Awards	(89)	—	—	(89)	$0.83
Exercised	—	(130)	—	(130)	$0.86
Expired and forfeited	—	(99)	—	(99)	$3.45
Outstanding at December 31, 2016	1,562	2,628	500	4,690	$20.77
Exercisable at December 31, 2016	1,042	1,712	100	2,854

The weighted average remaining contractual life of equity awards in the form of options and warrants outstanding as of December 31, 2016 and 2015 was 4.3 years and 4.9 years respectively.

The table below summarizes the range of exercise prices, after converting, where applicable, exercise prices that are stated in DKK to USD, for outstanding equity awards in the form of options and warrants as of December 31, 2016 and 2015. Exercise prices disclosed below have changed from amounts previously reported as the result of a change in the DKK to the USD exchange rate.

Range of exercise prices (per share)	2016	2015
	No. ‘000	No. ‘000
$0.56 to $1.19	1,788	2,007
$7.32 to $9.21	214	214
$12.75 to $17.99	463	—
$20.90 to $28.26	1,304	1,104
$30.54 to $36.85	671	680
$141.30	250	250
Total	4,690	4,255

The tables below summarize the inputs to the model used to value key management, employee and consultant equity awards as well as the average fair value per option or warrant awarded or modified for each of the years ended December 31, 2016 and 2015:

Year ended December 31, 2016
Dividend yield (%)	0
Expected volatility (%)	73 – 79
Risk-free interest rate (%)	(1.2) to 1.8
Expected life of the equity award (years)	4.0 to 5.0
Share price	16.42 USD to 21.95 USD
Exercise price	0.56 USD to 21.95 USD
Model used	Black Scholes
Basis for determination of share price	Quote on NASDAQ
Average fair value per option or warrant granted ($)	11.82 USD

Year ended December 31, 2015
Dividend yield (%)	0
Expected volatility (%)	69 - 76
Risk-free interest rate (%)	(0.1) to 1.7
Expected life of the equity award (years)	3.5 to 5.0
Share price	18.10 USD to 39.00 USD
Exercise price	0.57 USD to 36.85 USD
Model used	Black Scholes
Basis for determination of share price	Quote on NASDAQ
Average fair value per option or warrant granted ($)	13.05 USD

During the year ended December 31, 2014, the Company awarded 569,000 deferred shares (“Deferred Shares”) to the Company’s Chief Financial Officer. The Deferred Shares give the holder no rights as a shareholder until the Deferred Shares vest except for certain dividend rights. The Deferred Shares vest incrementally over four years with accelerated vesting under certain situations including a change in control as defined in the deferred share agreement. During each of July 2016 and April 2015, 142,000 Deferred Shares vested and were issued.

The table below summarizes the deferred share activity for each of the years ended December 31, 2016 and 2015:

	Deferred Shares:
	Key Management Personnel	Employees and Consultants	Total Awards
	No. ‘000	No. ‘000	No. ‘000
Outstanding at January 1, 2015	569	—	569
Granted	—	55	55
Vested and issued	(142)	—	(142)
Outstanding at December 31, 2015	427	55	482
Granted	13	—	13
Transfer (*)	25	(25)	—
Vested and issued	(142)	—	(142)
Outstanding at December 31, 2016	323	30	353

(*)                                 A consultant who was granted deferred shares in 2015 was elected to the board of directors in 2016. See Note 5.1.

Share-based compensation for each of the years ended December 31, 2016 and 2015 is included in the following accounts:

	2016	2015
	USD ‘000	USD ‘000
Research and development costs	6,392	3,990
General and administrative costs	3,273	2,608
Investment in subsidiaries	4,623	6,943
Total	14,288	13,541

Significant estimation uncertainty regarding share based payments

Prior to the Company’s IPO, determining the initial fair value and subsequent accounting for equity awards granted to the employees, consultants and directors required management to use many subjective assumptions including estimating the fair value of the Company’s ordinary shares. The subjective nature of the assumptions required management to use significant judgment, and small changes in any individual assumption or in combination with other assumptions could have yielded significantly different results. The most significant assumptions included the following: estimated long-term cash flows of the Company discounted for the risk and uncertainty of successfully developing and commercializing FP187; the expected period an equity award would be outstanding and the peer group used to determine volatility. Before the Company’s ADSs were quoted on an active market, the underlying share price used in the valuation model was determined by applying a discounted cash flow (“DCF”) model. The expected future cash flows were based on strategic plans up until product launch and projections for future years.

Subsequent to the Company’s IPO, determining the initial fair value and subsequent accounting for equity awards continues to require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted and therefore DCF valuations are no longer used. The expected life of an equity award is based on the assumption that the holder will not exercise until after the equity award is fully vested and all restrictions on the holders’ ability to dispose of the underlying ordinary shares expire. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the equity awards is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have yielded significantly different results. Since the Company’s ADSs are listed on NASDAQ, in the future, after there has been an extended period of historical trading activity of the Company’s ADSs, management will determine the fair value of an equity award using an option valuation model that incorporates the historical trading attributes of the Company’s ADSs including volatility and the expected life of an equity award.

2.3 Income Taxes

The major components of income tax for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	USD ‘000	USD ‘000
Current income tax (expense) benefit	(79)	336
Deferred income tax benefit	11,495	—
Income tax benefit reported in the statement of profit and loss	11,416	336

The current income tax expense for the year ended December 31, 2016 primarily relates to a change in estimate of the benefit obtained by Tech Growth’s utilization of the Company’s tax loss. Included in the current income tax benefit for the year ended December 31, 2015 is an amount due to the Company for participating in the Tech Growth joint taxation group of $158,000 (see “Joint Taxation Groups” below for additional information regarding Tech Growth). Also included in the tax benefit for the year ended December 31, 2015 is the favorable result from an application made with the Danish tax authorities whereby the Danish tax authorities approved a refundable tax credit of $178,000 related to the Company’s research and development efforts after reducing the Company’s Danish tax loss carryforward.

Management concluded that at December 31, 2016 it was probable the Company would have taxable profits in 2017, thereby enabling the Company to recognize certain deferred tax assets that historically did not meet the criteria for recognition. In reaching the conclusion to recognize deferred tax assets at December 31, 2016, numerous judgments were made including the close proximity of the date the License Agreement was executed to December 31, 2016 and the magnitude of the Non-refundable Fee compared to the projected total expenses in 2017. The deferred tax benefit recognized during the year ended December 31, 2016 was primarily related to net operating loss carryforwards (“NOLs”) that will be utilized in 2017. Taxable profits are not assured beyond the year ending December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

The tax benefit recorded for the years ended December 31, 2016 and 2015 is reconciled as follows:

	2016	2015
	USD ‘000	USD ‘000
Net (loss) before tax	(9,384)	(51,401)
At the Company’s statutory income tax rate (*)	(2,064)	(12,079)
Adjustments:
(Non-taxable) non-deductible transactions for tax purposes	(4,738)	8,569
(Recognized) unrecognized deferred tax assets	(4,614)	3,352
Refundable tax credit	—	(178)
At the effective income tax rate of 122% for 2016 and 1% for 2015	(11,416)	(336)

(*)                                 The statutory tax rates for 2016 and 2015 were 22% and 23.5% respectively.

Deferred tax

The recognized deferred tax assets at December 31, 2016 and 2015 are as follows:

	2016	2015
	USD ‘000	USD ‘000
Net operating loss carryforwards	22,642	—
Share-based payment	502	—
Acquired Patents (see below)	55,870	—
Royalty Obligation (see below)	(65,181)	—
Other	(125)	—
Total deferred income tax benefit	13,708	—

The table above includes the tax effect of the acquired patents and associated know-how (collectively “Acquired Patents”) transferred to the Company and the corresponding obligation to remit royalties (“Royalty Obligation”) in accordance with the patent transfer agreement and addendum to the patent transfer agreement with Aditech Pharma AG. See Note 5.2. The Acquired Patents represent an intangible asset that for Danish tax purposes can be amortized to reduce future taxable income at the discretion of Management provided that in any one year amortization expense cannot exceed one seventh of the assigned fair value. Future payments of royalties to Aditech Pharma AG will first reduce the Royalty Obligation to zero and thereafter will be available to reduce future taxable income. In the event the Royalty Obligation is not reduced to zero at the end of the life of the Acquired Patents, such amount would represent taxable income for Danish tax purposes.  The changes in the amount of the Acquired Patents and Royalty Obligation from 2015 to 2016 is the result of a change in the exchange rate between the DKK and the USD and amortization expense of the Acquired Patents taken for tax purposes for the year ended December 31, 2016.

The deferred tax benefit as of December 31, 2016 of $13.7 million is estimated to be utilized in the year ending December 31, 2017.

The unrecognized deferred tax assets at December 31, 2016 and 2015 are as follows:

	December 31,
	2016	2015
	USD ‘000	USD ‘000
Tax effect of tax loss carry forwards	—	5,515
Share-based payment	1,907	3,507
Acquired Patents (see below)	—	67,308
Royalty Obligation (see below)	—	(67,308)
Other deferred taxes, net liability	—	(131)
Unrecognized deferred tax assets, net	1,907	8,891

The Company has the following unrecognized deductible temporary differences as of December 31, 2016, and 2015 respectively:

	2016	2015
	USD ‘000	USD ‘000
Unused tax losses	—	25,070
Deductible temporary differences regarding share-based payment etc.	8,667	15,344

The Danish tax loss carry forwards have no expiry date. For Danish tax purposes, the Company’s ability to use tax loss carry forwards in any one year is limited to 100% of the first $1.1 million of taxable income plus 60% of taxable income above $1.1 million. Other deductible temporary differences are not subject to any restrictions. For Danish and United States tax purposes, the Company’s United States subsidiary does not conduct a trade or business and is therefore deemed to be a disregarded entity. Accordingly, the United States subsidiary is not subject to income taxes in the United States.

Joint Taxation Groups

During the period from January 19, 2013 to December 31, 2015, the Company was part of the Tech Growth joint tax group. Under applicable provisions of the Danish taxation law, the Company was entitled to obtain refunds at the prevailing tax rate from other entities within the Tech Growth joint taxation group who utilized tax losses of the Company. Included in the tax benefit for the year ended December 31, 2015 is the amount due to the Company for participating in the Tech Growth joint taxation group of $158,000. During the year ended December 31, 2016, Tech Growth amended a prior year tax return to reduce previously reported taxable income. The effect of the amended tax return resulted in the Company recognizing a current income tax expense caused by Tech Growth utilizing less tax losses of the Company.

A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year in which the Company received a refund equal to the tax benefit realized by Tech Growth Invest ApS and other entities within the joint taxation group who utilized the Company’s tax losses. On January 1, 2016, the joint taxation group with Tech Growth ceased and the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS. The Company remains jointly and severally liable with other entities in the Tech Growth joint taxation group for Tech Growth’s Danish tax liabilities during each of the years ended December 31, 2015, 2014 and 2013. The Company is jointly and severally liable under the newly formed joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS for Danish tax liabilities for the year ended December 31, 2016.

Significant accounting judgments, estimates and assumptions

The Company recognizes deferred tax assets, including the tax base of tax loss carry-forwards, if management assesses that these tax assets can be offset against future positive taxable income. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. This judgment is made periodically after considering current facts, circumstances, budgets and business plans as well as the risks and uncertainty associated with the operations of the Company. As facts and circumstances change, adjustments to previously made estimates will be made that could result in volatility in reported operating results and the occurrence of unforeseen events could have a material favorable or unfavorable effect on the financial statements of the Company.

As discussed herein, during the year ended December 31, 2016 the Company determined that previously unrecognized deferred tax assets should be recognized as it is probable that the Company will have sufficient taxable income in the year ending December 31, 2017 to utilize deferred tax assets recognized at December 31, 2016.

Tax uncertainties

The Company’s tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Company that would expose the Company to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between Forward Pharma A/S, Forward Pharma GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether transfer pricing of such transactions were at arm’s length. The Company’s failure to successfully support arm’s length pricing could result in additional taxes being assessed, including interest and penalties, that could be material. As of December 31, 2016, there are no tax audits in process nor has management been notified of any pending tax audit. As of December 31, 2016, the tax years that remain open for audit by the tax authorities include 2013 through 2016.

Section 3 Operating Assets and Liabilities

3.1 Prepaid Expenses

	December 31,
	2016	2015
	USD ‘000	USD ‘000
Insurance	450	544
Other	71	68
Total	521	612

3.2 Other Receivables

	December 31,
	2016	2015
	USD ‘000	USD ‘000
VAT receivables	250	311
Accrued interest income	118	231
Other receivables	—	10
Total	368	552

3.3 Equipment

Equipment
USD ‘000
Cost:
At January 1, 2015	5
Additions	—
At December 31, 2015	5
Intercompany transfer (see below)	345
Additions	—
At December 31, 2016	350

Accumulated Depreciation:
At January 1, 2015	5
Depreciation charge for the year	—
At December 31, 2015	5
Intercompany transfer (see below)	97
Depreciation charge for the year	—
At December 31, 2016	102

Net book value:
At December 31, 2015	—
At December 31, 2016	248

On December 31, 2016, Forward Pharma GmbH transferred ownership of equipment (“ Equipment”) to the Company. Forward Pharma GmbH’s cost and accumulated depreciation of the Equipment, on the date of transfer, was $345,000 and $97,000 respectively. Since the transfer of ownership of the Equipment occurred on December 31, 2016, the Company did not recognize depreciation expense during the year ended December 31, 2016.

3.4 Trade Payables and Accrued Expenses

	December 31,
	2016	2015
	USD ‘000	USD ‘000
Trade payables	1,367	1,454
Accrued expenses	4,554	1,784
Total	5,921	3,238

Section 4 Capital Structure, Financial Risks and Related Items

4.1 Equity and Capital Management

The following table summarizes the Company’s share activity for each of the years ended December 31, 2016 and 2015:

Ordinary shares
No. ‘000

January 1, 2015	46,514
Issuance of deferred shares	142
Exercise of warrants for cash	216
December 31, 2015	46,872
Issuance of deferred shares	142
Exercise of warrants for cash	130
December 31, 2016	47,144

The Company has never paid a dividend on ordinary shares.

During the year ended December 31, 2016 142,000 ordinary shares were issued upon the vesting of Deferred Shares, and the receipt of the per share nominal value of $2,000, and 130,000 ordinary shares were issued in connection with the exercise of warrants and the receipt of $112,000.

During the year ended December 31, 2015 142,000 ordinary shares were issued upon the vesting of Deferred Shares, and the receipt of the nominal value of $2,000, and 216,000 ordinary shares were issued in connection with the exercise of warrants and the receipt of $153,000.

Capital Management

For the purpose of the Company’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Company’s capital management is to maximize shareholder value. The board of directors’ policy is to maintain an adequate capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of the Company’s intellectual property and business. Cash, cash equivalents and financial assets are monitored on a regular basis by management and the board of directors in assessing current and long-term capital needs. As of December 31, 2016, the Company held cash, cash equivalents and available-for-sale financial assets totaling $136.9 million that will be sufficient to fund operations beyond the next twelve months. The Company currently has no significant planned capital expenditures.

4.2 Financial Risk Factors

The Company’s activities expose it to a number of financial risks whereby future events, which can be outside the control of the Company, could have a material effect on the Company’s financial position and operating results. The known risks include foreign currency, interest and credit risk and there could be other risks currently unknown to management. The Company historically has not hedged its financial risks.

Foreign Currency

The Company and its subsidiaries maintain operations in Denmark, Germany and the United States that use the DKK, the Euro and the USD as their functional currencies respectively. The Company conducts cross border transactions where the functional currency is not always used, including purchases from major vendors in the United Kingdom where the British Pound (“GBP”) is used. In addition, the Company, whose functional currency is the DKK, has invested in debt instruments issued by the governments of Germany, the United Kingdom and the United States.

Accordingly, future changes in the exchange rates of the DKK, the Euro, the USD and/or the GBP will expose the Company to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For each of the years ended December 31, 2016 and 2015, the impact on the Company’s statement of profit or loss of possible changes in the USD, GBP and Euro exchange rates against the Company’s functional currencies, USD, DKK and Euro, would be as follows.

Currency	Possible change	2016	2015
		USD ‘000	USD ‘000
USD	+/-10%	+7,124/-7,124	+8,068/-8,068
GBP	+/-10%	+430/-430	+1,001/-1,001
Euro	+/-2%	+1,212/-1,212	+1,424/-1,424

At the time of receipt of the Non-refundable Fee, the Company’s USD cash holdings were over $1.25 billion while having material obligations payable in DKK and Euros. The Company’s management is currently evaluating different means to deliver to shareholders an undetermined amount of capital. This may involve dividends, distributions, share repurchases or other means. The final determination as to any return of capital will be at the discretion of the Company’s board of directors. Any such return of capital will be payable in Euros. The Company’s increased cash reserves combined with material obligations payable in different currencies expose the Company to even greater risk of loss in the future caused by movements in foreign exchange rates. During February and March of 2017, to reduce the Company’s exposure to changes in foreign exchange rates, the Company converted $1.25 billion into 1.17 billion Euros in anticipation of funding the Company’s DKK and Euro obligations as well as the dividend, distribution , share repurchase or other return of capital to shareholders.

Interest Rate Risk

The Company has invested in debt instruments issued by the governments of Germany, the United Kingdom and the United States (collectively “Bonds”) that pay interest at fixed rates. The Bonds are classified as available-for-sale financial assets resulting in unrealized fair value gains or losses being reported in other comprehensive income. The effective yield on the Bonds is less than 1%. Should market interest rates rise in the future, it would have a negative effect on the fair value of the Bonds, which could be material, and would result in a realized loss if a Bond was sold before maturity. As of December 31, 2016 and 2015, the impact on the fair value of the Company’s Bonds of a possible increase or decrease in the interest rates would be as follows.

Denomination Currency	Possible change	2016	2015
		USD ‘000	USD ‘000
Euro	+/-1%-point	-413/+413	-862/+862
GBP	+/-1%-point	-17/+17	-68/+68
USD	+/-1%-point	-359/+359	-835/+835

Credit Risk

The Company’s credit risk is associated with cash held in banks and the Bonds. The Company does not trade financial assets for speculative purposes and invests with the objective of preserving capital by investing in a diversified group of highly rated debt instruments.

For all periods presented here, the Company’s cash and cash equivalents were held primarily at one bank in Denmark with a Moody’s long-term credit rating of Aa3. The Company’s available for sale financial assets are invested in government issued debt instruments that are carried at fair value with maturities not exceeding three years. Moody’s credit rating of each of the individual governments is Aa1 or better. Subsequent to the receipt of the Non-refundable Fee, the Company’s cash and cash equivalents has been diversified into three banks each with a Moody’s long-term credit rating of A1 or better.

4.3 Financial Assets and Liabilities

Recognized financial instruments

The Company has recognized the following categories of financial assets and liabilities.

Financial assets:

Other receivables as of December 31, 2016 and 2015

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Other receivables	368	368	552	552
Total	368	368	552	552

Intercompany receivables as of December 31, 2016 and 2015

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Intercompany receivables	113	113	675	675
Total	113	113	675	675

Available-for-Sale Financial Assets as of December 31, 2016 and 2015

The Company’s available-for-sale financial assets include debt instruments issued by the governments of Germany, the United Kingdom and the United States.

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Included in current assets (Level 1)
Germany	41,821	41,821	17,223	17,223
United Kingdom	1,545	1,545	4,438	4,438
United States	37,459	37,459	19,976	19,976
Total	80,825	80,825	41,637	41,637

At December 31, 2016, the face values of the German, United Kingdom and United States available-for-sale financial assets were 39.3 million Euros, 1.2 million GBP and 37.5 million USD, respectively. At December 31, 2015, the face values of the German, United Kingdom and United States available-for-sale financial assets were 15.6 million Euros, 2.9 million GBP and 20.0 million USD respectively.

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Included in non-current assets (Level 1)
Germany	—	—	43,558	43,558
United Kingdom	—	—	1,855	1,855
United States	—	—	37,333	37,333
Total	—	—	82,746	82,746

At December 31, 2016, the Company did not hold non-current available-for-sale financial assets. At December 31, 2015, the face values of the German, United Kingdom and United States available-for-sale financial assets were 39.3 million Euros, 1.2 million GBP and 37.5 million USD, respectively.

Financial Liabilities:

Financial liabilities at amortized cost as of December 31, 2016 and 2015

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Trade payables	1,367	1,367	3,238	3,238
Intercompany loan	3,424	3,424	—	—
Total	4,791	4,791	3,238	3,238

Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

During the year ended December 31, 2016, the Company entered into a loan agreement with Forward Pharma GmbH. The loan and any accrued interest is due on demand. Interest accrues at an annual rate of 2%. The loan is uncollateralized.

Financial instrument valuation hierarchy

Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels:

•                  Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company’s available-for-sale financial assets meet the definition of Level 1.

•                  Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Company did not have financial instruments allocated to this level as of December 31, 2016 or 2015.

•                  Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The Company did not have financial instruments allocated to this level as of December 31, 2016 or 2015.

For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

4.4 Investment in Subsidiaries

The Company’s wholly-owned German, United States and Danish subsidiaries Forward Pharma GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS, respectively, are reflected in the accompanying financial statements as an investment carried at cost unless the investment has been impaired.

The investment account activity for each of the Company’s wholly-owned subsidiary for the years ended December 31, 2016 and 2015 is as follows:

	German	US	Denmark	Total
	USD `000	USD `000	USD `000	USD `000
Balance January 1, 2015	16,068	—	—	16,068
Capital contribution	25,886	2,159	74	28,119
Share-based compensation	2,009	4,933	—	6,942
Translation adjustment	(1,597)	(10)	(1)	(1,608)
Impairment loss	(34,238)	(6,137)	—	(40,375)
Balance December 31, 2015	8,128	945	73	9,146
Capital contribution	4,217	1,090	231	5,538
Share-based compensation	1,592	3,031	—	4,623
Translation adjustment	(1,784)	20	9	(1,755)
Recovery gain (impairment loss)	34,253	(4,191)	(254)	29,808
Balance December 31, 2016	46,406	895	59	47,360

The Company’s subsidiary in Germany experienced a net loss in 2015 that was significantly higher than the net losses it incurred in prior years and management at the time expected this negative trend to continue in the future. As a result of these factors, management performed an impairment test at December 31, 2015 to determine if the Company’s investment in the German subsidiary was recoverable. The result of the impairment test indicated that the full recovery of the Company’s investment in the German subsidiary was uncertain and accordingly an impairment loss is reflected within the Company’s profit and loss statement for the year ended December 31, 2015 totaling $34.2 million. At December 31, 2016, Management performed an analysis of Forward Pharma GmbH’s projected operating results and based on the analysis Management concluded that the Company’s investment in the German subsidiary has a recoverable value above the carrying value and as such reversed part of the impairment recognized in 2015. In reaching this conclusion, the primary factor that was considered was Forward Pharma GmbH’s estimated earnings in 2017 that will be sufficient to recover a significant part of the impairment loss taken in 2015. Accordingly, the carrying value of the Company’s investment in Forward Pharma GmbH was increased to $46.4 million. See Note 5.2.

The Company’s United States subsidiary supports the Company’s operations by providing administrative services such as investor relations, accounting and financial reporting services. The United States subsidiary has no current revenues and does not expect revenues to be generated in the future. For the years ended December 31, 2016 and 2015, the United States subsidiary incurred net losses and expects to incur net losses for the foreseeable future. Accordingly, management has determined that its investment in the United States subsidiary was impaired and recognized an impairment loss for of $4.2 million and $6.1 million in the years ended December 31, 2016 and 2015 respectively.

The Company’s Danish subsidiary conducts research and development, has no commercial products and is not expected to have revenues in the future. Accordingly, management has determined that its investment in the Danish subsidiary was impaired and recognized an impairment loss for of $254,000 in the year ended December 31, 2016.

Forward Pharma GmbH’s registered office is Leipzig, Germany. As of December 31, 2016 and 2015, Forward Pharma GmbH had a shareholder’s equity of $12.6 million and $8.1 million respectively. The net income of Forward Pharma GmbH for the year ended December 31, 2016 was $516,000. The net loss of Forward Pharma GmbH for the year ended December 31, 2015 was $18.0 million.

Forward Pharma USA LLC’s registered office is New York, USA. As of December 31, 2016 and 2015, Forward Pharma USA LLC had a shareholder’s equity of $895,000 and $945,000 respectively. The net loss of Forward Pharma USA LLC for the years ended December 31, 2016 and 2015 was $1.2 million and $1.4 million respectively.

Forward Pharma FA ApS’s registered office is Copenhagen, Denmark. As of December 31, 2016 and 2015 Forward Pharma FA ApS had a shareholder’s equity of $59,000 and $73,000 respectively. The net loss of Forward Pharma FA ApS for the year ended December 31, 2016 was $253,000. Forward Pharma FA ApS was in active prior to January 1, 2016.

Section 5 Other Disclosures

5.1 Related Party Transactions

The Company is controlled by NB FP Investment K/S and its affiliates (collectively “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

A director of the Company, who was elected to the board of directors on July 20, 2015, was a partner at the law firm that provided Danish legal services to the Company prior to 2016 and is currently a partner at the law firm who commenced providing Danish legal services to the Company on January 1, 2016 and continues to provide such services. Remuneration paid to the law firms while the partner was a member of the Company’s board of directors is referred to below as “Danish Legal Services”. The director serves on the Company’s board of directors in his individual capacity and not as a representative of any of the law firms.

Two directors of the Company, who were elected to the board of directors on May 6, 2016, each entered into a four-year consulting agreement with the Company. One of the consulting agreements commenced in September 2015 and the second during October 2016. The consulting agreements provided for the granting of 25,000 and 13,000 deferred shares, respectively, as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years from the date of grant. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. Remuneration paid to the consultants, consisting only of share-based compensation, while the consultants were members of the Company’s board of directors is referred to below as “Consulting Services.”

Beginning in 2013, the Company was part of a Danish joint tax group with Tech Growth Invest ApS and subsidiaries of Tech Growth Invest ApS. The Company’s participation in the Tech Growth Invest ApS Danish joint tax group ceased on January 1, 2016. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS. See Notes 2.3 and 5.2 for additional information.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant year or as of yearend:

	2016	2015
	USD ‘000	USD ‘000
Purchase of services from NB	85	83
Danish Legal Services	1,377	560
Consulting Services	202	—
Amounts owed to related parties (excluding VAT)	723	217
Amounts owed by related parties	—	—

The above table excludes the related party transactions disclosed in Notes 4.4 and 5.2.

Terms and conditions of transactions with related parties

Amounts due related parties are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Transactions with key management

The Company has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the board of directors or key management personnel. Other than the remuneration including share-based payment relating to key management personnel described in Notes 2.1 and 2.2, no other significant transactions have taken place with key management personnel during the period presented herein.

Compensation paid to the members of the board of directors

Compensation paid to members of the Company’s board of directors, excluding share-based compensation, for each of the years ended December 31, 2016 and 2015 totaled $87,000 and $35,000 respectively. Share-based compensation paid to members of the Company’s board of directors for each of the years ended December 31, 2016 and 2015 totaled $2.2 million and $1.8 million respectively.

Patent transfer agreement between Aditech Pharma AG and the Company

In 2010, the Company entered into a patent transfer agreement and in 2017 entered into an addendum to the patent transfer agreement with Aditech Pharma AG, a related party, which is discussed in Note 5.2.

Major Shareholders

The following shareholders are as of the date of adoption of the financial statements registered as major shareholders:

Nordic Biotech K/S, Copenhagen, Denmark

Nordic Biotech Opportunity Fund K/S, Copenhagen, Denmark

NB FP Investment K/S, Copenhagen, Denmark

Rosetta Capital I, LP, Wilmington, DE, USA

The Bank of New York Mellon, New York, NY, USA

5.2 Commitments and Contingent Liabilities

Leased office space

Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases.

The Company leases office space from NB under an agreement which can be cancelled on short notice. Lease payments under the lease agreement are recognized in the statement of profit and loss over the lease term. The Company’s remaining non-cancellable operating lease commitment as of December 31, 2015, was not material. Operating lease payments recognized as an expense are disclosed in Note 5.1 as purchases of services from NB.

Contingent liabilities

Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Company’ control.

During the period January 19, 2013 to December 31, 2015 (“Joint Taxation Period”), the Company was subject to a Danish joint taxation group with Tech Growth Invest ApS and entities under Tech Growth Invest ApS’s control. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company was part of the joint taxation group with Tech Growth. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS. The Company remains liable with other entities in the joint taxation group with Tech Growth Invest ApS for Tech Growth’s Danish tax liabilities that can be allocated to the Joint Taxation Period and is liable with NB FP Investment General Partner ApS and Forward Pharma FA ApS for Danish tax liabilities resulting from the newly formed joint taxation group.

Prior to the execution of the termination agreement discussed below, the Company was party to a patent license agreement with Forward Pharma GmbH. The terms of the patent license agreement provided for, among other things, the compensation due Forward Pharma GmbH for the research and development services performed by Forward Pharma GmbH for the benefit of the Company. The compensation payable to Forward Pharma GmbH in accordance with the patent license agreement would have included royalties and an exclusive license, limited to the German market, as defined in the patent license agreement. On January 14, 2017, the Company and Forward Pharma GmbH executed an agreement (the “Termination Agreement”) that terminated the patent license agreement. In consideration for terminating the patent license agreement, the parties agreed to negotiate in good faith to determine an amount due Forward Pharma GmbH that would be based on arm’s length principles in accordance tax transfer pricing rules and methods. The amount due Forward Pharma GmbH is still under negotiation. Any amount due to Forward Pharma GmbH will be material. In addition to the patent license agreement and Termination Agreement discussed above, the Company and Forward Pharma GmbH entered into a consultancy agreement effective November 1, 2016. In accordance with the consultancy agreement, Forward Pharma GmbH provided services to the Company in consideration for a fee (“Fee”) that is computed based on Forward Pharma GmbH’s costs incurred, as defined in the consultancy agreement, plus a 5% markup. The Fee paid to Forward Pharma GmbH for the year ended December 31, 2016 was not material.

In 2004, a private Swedish company Aditech Pharma AB (together with its successor-in-interest, a Swiss company Aditech Pharma AG, “Aditech”), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (“Transfer Agreement”) that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech’s patents and associated know-how related to DMF formulations and delivery systems (the “Aditech IP”). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (“Addendum”). The Addendum clarified certain ambiguities with respect to the compensation due Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech will receive 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company’s royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its United States co-exclusive rights. Should the Company not assign its United States co-exclusive rights to a third party but instead utilize the United States co-exclusive rights to develop a DMF Formulation, the Company will, as it was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product. Aditech is considered to be a related party of the Company due to control over Aditech by NB.

5.3 Events after the reporting period

Subsequent to December 31, 2016 there were no events that were required to be reported except the License Agreement and the PTAB decision discussed on pages 12 and 13, the Termination Agreement with Forward Pharma GmbH discussed in Note 5.2 and the Addendum to the Aditech Transfer Agreement discussed in Note 5.2.